Exhibit 99.1

Ninetowns Reports First Half 2013 Financial Results

BEIJING, Sept. 16, 2013 /PRNewswire/ — Ninetowns Internet Technology Group Company Limited (Nasdaq: NINE) (“Ninetowns” or the “Company”), one of China’s leading providers of online solutions for international trade, reported its financial results for the six-month period ended June 30, 2013.

Financial Highlights:

•	Total net revenues were RMB51.4 million (US$8.4 million), representing a 17% increase compared to RMB43.9 million for the first half of 2012.

•	Net income was RMB15.0 million (US$2.4 million), compared to net income of RMB55.3 million for the first half of 2012.

•	Basic and diluted net income per ADS (each ADS represents one ordinary share) were RMB0.39 (US$0.06) and RMB0.36 (US$0.06), respectively, compared to basic and diluted net income per ADS of RMB1.47 and RMB1.35 for the first half of 2012.

First Half 2013 Business Highlights

Enterprise Software:

Ninetowns continued to derive a significant portion of its total net revenues from the sale and servicing of iDeclare software packages, which is Ninetowns’ import/export enterprise software solution. During the first half of 2013, the Company sold 1,041 iDeclare software packages and 9,484 iDeclare service contracts.

In addition, during the first half of 2013, Ninetowns sold 81 annual maintenance service contracts to users who are currently using the free software offered by the PRC Inspection Administration. These contracts average approximately US$250 per contract per year. The maintenance services include installation, remote technical support, automatic upgrades and user training.

Food Related Business:

Ninetowns’ food related business delivered steady growth in the first half of 2013, as the Company continued to promote the service and optimize the product offering and customer experience. Ninetowns offers food and household products through its online grocery store www.tootoo.cn, which currently carries over 3,000 products in 16 different categories, including fresh organic fruits and vegetables, seafood, snacks, drinks, fresh and frozen meat, nutritional supplements and household supplies. Ninetowns focuses on its “guaranteed fresh” delivery service through which it delivers fresh produce from farms or warehouses directly to customers located in a number of residential communities in Beijing. Ninetowns believes that it can efficiently control product storage and movement at a low cost through the use of a proprietary product tracking system, a warehouse management system and a delivery date management system, all of which are supported by its information technology.

Revenue generated by the food related business in the first half of 2013 increased by approximately 81% and 60% on a year-over-year and sequential basis, respectively. Revenue from the food related business represented 38% of Ninetowns’ total net revenues for the first half of 2013, as compared to 25% of total net revenues for the first half of 2012. The increase was mainly driven by an increase in the volume of orders placed by customers. The food related business has benefited from strong consumer demand for fresh and healthy organic foods together with growing consumer preference for the speed and convenience that online shopping offers. Ninetowns expects the food related business to constitute a growing proportion of its total net revenues moving forward.

Property Development Business:

The Company’s property development business seeks to leverage Ninetowns’ substantial experience in the technology field, including the Internet of Things (“IOT”) industry, and to capitalize on the emerging niche real estate market in China that integrates IOT related technology with community life and urban operations.

The Company currently has four development projects located in Dalian, Binzhou, Yizhuang and Huainan.

Mr. Shuang Wang, Chief Executive Officer of Ninetowns, commented: “We delivered healthy revenue growth in the first half of 2013 despite a relatively tepid global trade environment and ongoing economic headwinds in China. While the performance of our core enterprise software segment was mixed, our top-line benefited from steady growth in our B2C e-commerce business. We are pleased with the success of our food related business to date, as consumer demand for our fresh foods and household products backed by our ‘guaranteed fresh’ delivery service continues to grow. We will continue to promote the offering to further increase our customer base and will prudently invest in the growth of this segment to keep pace with consumer demand. We are also pleased to report progress on our property development initiative, with construction progressing smoothly on our Dalian project. We will continue to invest time and management resources in our property development projects which we believe present significant long-term growth opportunities.”

Mr. Tommy Fork, Chief Financial Officer of Ninetowns, commented, “Our continued top-line growth coupled with our healthy balance sheet provides us with a stable financial basis to continue developing our food related and property development businesses. However, as recently announced, we expect our overall financial performance to be adversely affected by recent changes to the Catalogue of Import and Export Commodities Subject to Inspection and Quarantine by the Entry-Exit Inspection and Quarantine Authorities, as these rule changes directly impact the market opportunity for our B2G segment which facilitates the processing of the required import/export declarations and approvals for the quality inspection. We are in the process of reviewing our options in response to these new rule changes, while recognizing that such options may be limited.”

First Half 2013 Financial Results

Total Net Revenues. Total net revenues were RMB51.4 million (US$8.4 million) for the first half of 2013, representing a 17% increase as compared to RMB43.9 million for the first half of 2012.

Net revenues from sales of enterprise software were RMB30.3 million (US$4.9 million) for the first half of 2013 and RMB29.4 million for the same period in 2012, representing 59% and 67% of total net revenues, respectively. Net revenues from software development services were RMB1.5 million (US$0.2 million) for the first half of 2013 and RMB3.7 million for the same period in 2012, representing 3% and 8% of total net revenues, respectively. Net revenues from the food related business were RMB19.6 million (US$3.2 million) for the first half of 2013 and RMB10.8 million for the same period in 2012, representing 38% and 25% of total net revenues, respectively.

Gross Profit and Gross Margin. Gross profit was RMB35.0 million (US$5.7 million) for the first half of 2013, compared to RMB33.2 million for the first half of 2012.

Gross margin for this reporting period was 68%, representing a decrease from 76% in the first half of 2012. The decrease was mainly due to the increase in revenue from our food related business as a percentage of the Company’s total net revenues because gross margin for our food related business is lower than the gross margin for the Company’s other businesses.

Operating Expenses. For the first half of 2013, total operating expenses were RMB53.9 million (US$8.8 million), representing a decrease of 8% from RMB58.7 million in the first half of 2012.

For the first half of 2013, selling and marketing expenses were RMB11.6 million (US$1.9 million), representing a slight decrease of 2% from RMB11.8 million in the first half of 2012.

General and administrative expenses were RMB35.5 million (US$5.8 million) in the first half of 2013, representing a decrease of 11% compared to RMB40.0 million in the first half of 2012. This decrease was primarily due to decreases in staff cost and legal and professional fees.

Research and development expenses decreased slightly by 2% to RMB6.8 million (US$1.1 million) from RMB6.9 million in the first half of 2012.

Operating Loss. As a result, operating loss for the first half of 2013 was RMB18.9 million (US$3.1 million), compared to an operating loss of RMB25.5 million for the first half of 2012. The decrease in operating loss was primarily due to the decrease in operating expenses and, in particular, in general and administrative expenses.

Other Income. For the first half of 2013, other income, which includes interest income, gains on sales of short-term investments, changes in fair value of marketable options, gains from equity method investments and others was RMB34.7 million (US$5.7 million), as compared to other income of RMB81.4 million for the same period in 2012. The decrease in other income was primarily due to the decrease in gains on sales of short-term investments.

Net Income. Net income for the first half of 2013 was RMB15.0 million (US$2.4million), as compared to net income of RMB55.3 million for the same period in 2012. Basic and diluted net income per ADS for the first half of 2013 were RMB0.39 (US$0.06) and RMB0.36 (US$0.06) compared to basic and diluted net income per ADS of RMB1.47 and RMB1.35 in the first half of 2012.

Cash, Cash Equivalents and Term Deposits. Cash, cash equivalents and term deposits decreased to RMB190.0 million (US$31.0 million) as of June 30, 2013, compared to RMB255.2 million as of December 31, 2012. The decrease was due primarily to increase in cash used in our operating and investing activities.

Deferred Revenue. Deferred revenue as of June 30, 2013 was RMB11.6 million (US$1.9 million), compared to RMB13.5 million as of December 31, 2012.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the reader, is based on the rate as certified by the H.10 weekly statistical release of the Federal Reserve Board on June 30, 2013, which was RMB6.1374 to US$1.00. The percentages stated in this earnings release are calculated based on Renminbi.

Investor Conference Call / Webcast Details

A conference call has been scheduled for 8:00 a.m. in Beijing on September 17, 2013. This will be 8:00 p.m. on September 16, 2013 in New York. During the call, Ninetowns’ management will be available to discuss the first half 2013 financial results and recent business activities.

The call may be accessed by dialing +1-866-519-4004 and the passcode is 50417507. A live webcast of the conference call will be available on Ninetowns’ website at ir.ninetowns.com. A replay of the call will be available from 11:00 a.m. Beijing time on September 17, 2013 (11:00 p.m. in New York on September 16, 2013) through 11:00 a.m. on September 24, 2013 in Beijing (11:00 p.m. in New York on September 23, 2013) by telephone at +1-855-452-5696 and through ir.ninetowns.com. The passcode to access the call replay is 50417507.

About Ninetowns Internet Technology Group Company Limited

Ninetowns (Nasdaq: NINE) is a leading provider of online solutions for international trade, with its key services in automating import/export e-filing. Ninetowns has been listed on the NASDAQ Stock Exchange since December 2004 under the symbol “NINE”. More information can be found at ir.ninetowns.com.

Forward-Looking Statements

Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project” or “continue” or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, customer acceptance and market share gains; competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as the Company grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contacts:

Daisy Wang

Investor Relations

Ninetowns Internet Technology Group Company Limited

+86 (10) 6589-9904

ir@ninetowns.com

Investor Relations (U.S.):

Mahmoud Siddig, Managing Director

Taylor Rafferty

Phone: +1 (212) 889 4350

Email: ninetowns@taylor-rafferty.com

- FINANCIAL TABLES FOLLOW -

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2012, DECEMBER 31, 2012 AND JUNE 30, 2013

(In thousands, except share-related data)

	For the six months ended
	June 30, 2012 RMB	June 30, 2012 US$	Dec. 31, 2012 RMB	Dec. 31, 2012 US$	June 30, 2013 RMB	June 30, 2013 US$

	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Total net revenues	43,890	6,909	46,497	7,463	51,390	8,373
Total cost of revenues	(10,674)	(1,680)	(10,054)	(1,614)	(16,407)	(2,673)

Gross profit	33,216	5,229	36,443	5,849	34,983	5,700

Selling and marketing expenses	(11,789)	(1,856)	(9,858)	(1,582)	(11,558)	(1,883)
General and administrative expenses	(39,999)	(6,297)	(34,035)	(5,463)	(35,542)	(5,791)
Research and development expenses	(6,920)	(1,089)	(7,952)	(1,276)	(6,797)	(1,107)

Loss from operations	(25,492)	(4,013)	(15,402)	(2,472)	(18,914)	(3,081)
Interest income	1,813	285	3,905	627	3,725	607
Gain on sales of short-term investments	75,850	11,939	37,794	6,066	24,925	4,061
Change in fair value of marketable options	845	133	(16,939)	(2,719)	865	141
(Loss) gain from equity method investments	(271)	(43)	(586)	(94)	73	12
Others	3,204	504	4,502	723	5,082	828

Income before income tax and non-controlling interest	55,949	8,805	13,274	2,131	15,756	2,568
Income tax expense	(647)	(102)	(24)	(4)	(531)	(87)

Net income before non-controlling interest	55,302	8,703	13,250	2,127	15,225	2,481
Net loss (income) attributable to non-controlling interest	38	6	(41)	(7)	(241)	(39)

Net income attributable to the Company	55,340	8,709	13,209	2,120	14,984	2,442

Net income per share:
Basic	RMB1.47	US$0.24	RMB0.35	US$0.06	RMB0.39	US$0.06
Diluted	RMB1.35	US$0.21	RMB0.32	US$0.05	RMB0.36	US$0.06

Weighted average shares used in computation:
Basic	37,745,880	37,745,880	37,814,016	37,814,016	37,964,170	37,964,170
Diluted	41,080,558	41,080,558	41,126,582	41,126,582	41,321,182	41,321,182

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2012 AND JUNE 30, 2013

(In thousands)

	Dec. 31,		June 30,
	2012	2012	2013	2013
	RMB	US$	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash, cash equivalents and term deposits	255,178	40,959	189,965	30,952
Restricted cash	84	13	84	14
Short-term investments	290,513	46,630	295,190	48,097
Inventories	3,527	566	3,449	562
Trade receivables, net	2,327	373	7,020	1,144
Other current assets	46,591	7,480	8,770	1,430

Total current assets	598,220	96,021	504,478	82,199

Non-current assets	797,836	128,061	800,986	130,510

TOTAL ASSETS	1,396,056	224,082	1,305,464	212,709

LIABILITIES AND EQUITY

Current liabilities:
Deferred revenue	13,472	2,162	11,620	1,893
Other current liabilities	62,622	10,053	47,318	7,712

Total current liabilities	76,094	12,215	58,938	9,605

Non-current liabilities:
Deferred subsidies	276,200	44,333	276,200	45,003
Tax liabilities	4,766	765	4,766	777

Total liabilities	357,060	57,313	339,904	55,385

Total equity	1,038,996	166,769	965,560	157,324

TOTAL LIABILITIES AND EQUITY	1,396,056	224,082	1,305,464	212,709